

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2023

Marc Lautenbach
Chief Executive Officer
Pitney Bowes, Inc.
3001 Summer Street
Stamford, CT 06926

> **Re: Pitney Bowes, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed February 17, 2023**
> **File No. 001-03579**

Dear Marc Lautenbach:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation